SUBSCRIPTION AGREEMENT

BETWEEN

GOLDEN STAR RESOURCES LTD.

- and -

LA MANCHA HOLDING S.À.R.L.

August 1, 2018

TABLE OF CONTENTS

SUBSCRIPTION AGREEMENT

THIS AGREEMENT made the 1st day of August, 2018,

BETWEEN:

LA MANCHA HOLDING S.À.R.L., a corporation existing under the laws of Luxembourg

(hereinafter referred to as the "**Investor**"),

\- and -

GOLDEN STAR RESOURCES LTD., a corporation existing under the federal laws of Canada

(hereinafter referred to as the "**Company**").

WHEREAS the Company has agreed to issue to the Investor, and the Investor has agreed to purchase from the Company, (the "**Subscription**") 163,210,500 common shares (the "**Subscription Shares**") in the capital of the Company at a purchase price of $0.77 per common share (the "**Share Purchase Price**"), upon the conditions, and in reliance upon the representations, warranties and covenants, contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective agreements of the Parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Accountant**" has the meaning set out in Section 3.1(o)(iv).

"**Acquisition Proposal**" means, other than the Subscription and the transactions contemplated by this Agreement, any bona fide proposal or offer from any Person or group of Persons acting "jointly or in concert" (where such phrase has the meaning ascribed thereto in Applicable Securities Laws), whether or not in writing or subject to due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (which assets may include equity interests in the Subsidiaries) or (ii) any Financing Proposal; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons

beneficially owning 50% or more of the Common Shares; or (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of the Common Shares or the consolidated assets of the Company and its Subsidiaries, taken as a whole (for greater certainty, excluding any plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction solely involving the Company and one or more of its Subsidiaries).

"**Act**" means the *Canada Business Corporations Act*.

"**Affiliate**" has the meaning ascribed to such term in National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators, as in effect on the date of this Agreement, provided that any member of the Sawiris Family and any Person Controlled by one or more members of the Sawiris Family shall be deemed to be an Affiliate of Investor.

"**Anti-Corruption Laws**" has the meaning set out in Section 3.1(ee)(v).

"**Anti-Money Laundering Laws**" means all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

"**Applicable Securities Laws**" means, in respect of any Person, all securities laws and the respective regulations made thereunder, together with published fee schedules, prescribed forms, policy statements, notices, Orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the Exchanges, in each case that apply to such Person.

"**Authorizations**" has the meaning set out in Section 3.1(g).

"**Balance Sheet**" has the meaning set out in Section 3.1(p).

"**Board**" means the board of directors of the Company.

"**Business Day**" means any day, other than a Saturday, Sunday or statutory holiday, on which banks in Toronto, Ontario, Luxembourg City, Luxembourg and London, United Kingdom are open for commercial banking business during normal banking hours.

"**Canadian Reporting Jurisdictions**" means each of the provinces of Canada.

"**Canadian Securities Laws**" means collectively, the Applicable Securities Laws in each of the Canadian Reporting Jurisdictions.

"**Change in Recommendation**" has the meaning set out in Section 5.3(g).

"**Claim**" means any suit, action, proceeding, dispute, investigation, claim, arbitration, Order, summons, citation, directive, charge, demand or prosecution, whether legal or administrative, at law or in equity or by any Governmental Authority.

"**Closing**" means the closing of the purchase and sale of the Subscription Shares in accordance with the provisions of this Agreement.

"**Closing Date**" means the date that is the later of three (3) Business Days following the date upon which Shareholder Approval is obtained and September 21, 2018, or such other date as the Company and the Investor may agree upon in writing.

"**Closing Time**" means 8:00 a.m. (Toronto time) on the Closing Date.

"**Common Shares**" means common shares in the capital of the Company.

"**Company Registry**" means the Company Registry maintained by the Registrar-General's Department, Ministry of Justice and Attorney-General of the Republic of Ghana.

"**Company's Financial Statements**" has the meaning set out in Section 3.1(n);

"**Competition Act**" means the *Competition Act* (Canada).

"**Confidential Information**" has the meaning set out in Section 9.1(a).

"**Contract**" means any contract, agreement, instrument, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which the Company or any Subsidiary is a party or by which it is bound or to which any of its properties or assets is subject.

"**Control**" means in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise, and "**Controlling**" and "**Controlled**" have corresponding meanings.

"**Convertible Securities**" means any securities (including debt securities) convertible into, exchangeable for, or otherwise carrying the right of the holder to purchase or otherwise acquire Common Shares or any other voting securities of the Company or which carry a residual right to participate in the earnings of the Company and in its assets upon liquidation or winding-up, but does not include stock options, deferred share units, performance share units, restricted share units or other similar securities granted pursuant to the Stock Option Plans.

"**Disclosure Letter"** means the disclosure letter dated the date of this Agreement and delivered by the Company to the Investor on the date hereof in connection with the execution of this Agreement;

"**Environmental Laws**" has the meaning set out in Section 3.1(l)(i).

"**Environmental Permits**" has the meaning set out in Section 3.1(l)(ii).

"**Exchanges**" means, collectively, the TSX, NYSE American and GSE.

"**Expense Reimbursement Fee**" has the meaning set out in Section 8.2.

"**Financing Proposal**" means, other than the Subscription and the transactions contemplated by this Agreement, any bona fide proposal or offer from any Person or group of Persons acting "jointly or in concert" (where such phrase has the meaning ascribed thereto in Applicable

Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of Common Shares or other equity securities of the Company having an aggregate acquisition or purchase price of not less than $25,000,000.

"**Fundamental Company Representations**" means the representations and warranties set out in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(h), 3.1(l), 3.1(r), 3.1(s) and 3.1(ee), and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 7.1(c)(iii).

"**Ghana Subsidiaries**" has the meaning set out in Section 7.1(c)(v).

"**Good Industry Practice**" means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care and prudence which is commonly observed by international mining companies in the operation of projects similar to the Material Resource Properties in similar locations and by companies having financial resources comparable to or better than those of the Company and the Subsidiaries, taken as a whole.

"**Governmental Authority**" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any Securities Regulators and the Exchanges.

"**GSE**" means the Ghana Stock Exchange.

"**Hazardous Material**" means any contaminant, chemical, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) is likely to cause, at some immediate or future time, harm or degradation to the natural environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or risk to human health and, without restricting the generality of the foregoing, includes any contaminant, chemical, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable Environmental Laws.

"**IFRS**" means international financial reporting standards from time to time approved by the International Accounting Standards Board or any successor body.

"**Information Circular**" means the notice of the Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and information incorporated by reference therein, to be sent to the Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the provisions of this Agreement.

"**Investment Company Act**" has the meaning set out in Section 3.1(jj).

"**Investor Information**" has the meaning set out in Section 5.3(d).

"**Investor Rights Agreement**" means the investor rights agreement entered concurrently with this Agreement by the Investor and the Company.

"**Laws**" means any domestic or foreign federal, provincial, state, regional, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

"**Lien**" means any mortgage, charge, pledge, hypothec, security interest, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party encumbrance of any kind, or any Contract to create any of the foregoing, in each case, whether contingent or absolute.

"**Locked-up Shareholder**" means the applicable Shareholders identified in Schedule "B" hereto.

"**Losses**" means any and all damages, claims, losses, liabilities, fines, injuries, reasonable costs, penalties and reasonable expenses (including fees), excluding other indirect, special, consequential and punitive damages including loss of profits; but, for the avoidance of doubt, Losses shall specifically include any loss of value of the Subscription Shares suffered or incurred by Investor due to a breach of representation or warranty in this Agreement.

"**Material Adverse Effect**" means any fact, change, event, occurrence, state of facts, circumstance or effect that, individually or in the aggregate with other such facts, changes, events, occurrences, states of fact, circumstances or effects has, or is reasonably likely to have, a material adverse effect on the business, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, assets or income of the Company and the Subsidiaries on a consolidated basis, other than any fact, change, event, occurrence, state of facts, circumstance or effect attributable to or resulting from any of the following:

(a) the U.S. or Canadian economy, general political conditions or securities markets in general;

(b) foreign exchange rates or interest rates;

(c) the gold mining industry in general, including with respect to gold prices;

(d) the announcement of the execution of this Agreement or the Subscription, the performance of any obligation hereunder or the consummation of the Subscription;

(e) a decrease in the market price or any decline in the trading volume of the Common Shares on any Exchange, other than for reason of any other Material Adverse Effect;

(f) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, or any natural disaster (unless, in each of the foregoing cases, the Company is disproportionately affected thereby); and

(g) any changes in IFRS,

"**material change**" has the meaning ascribed to such term in the *Securities Act* (Ontario), as in effect on the date of this Agreement.

"**material fact**" has the meaning ascribed to such term in the *Securities Act* (Ontario), as in effect on the date of this Agreement.

"**Material Plans**" has the meaning set out in Section 3.13.1(aa).

"**Material Resource Properties**" means the Mineral Rights and Real Properties comprising:

(a) the Bogoso/Prestea Property, comprised of the Prestea open pit gold mine (and satellite pits) and the Prestea underground gold mine; and

(b) the Wassa Property, comprised of the Wassa open pit gold mine (and satellite pits) and the Wassa underground gold mine (and including the Hwini-Butre, Benso and Father Brown concessions),

in each case, as such properties are referred to in the Public Disclosure Record.

"**Mineral Rights**" has the meaning set out in Section 3.1(h)(i).

"**NI 43-101**" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*.

"**NI 62-103**" means National Instrument 62-103 – *The Early Warning System and Related Take-Over Bid and Insider Reporting Issues*.

"**Non-Solicitation Period**" has the meaning set out in Section 4.1(a).

"**NYSE American**" means the NYSE American LLC.

"**OFAC**" has the meaning set out in Section 3.1(ee)(ii)(A).

"**Order**" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Authority that is binding on any Person or its property under applicable Law.

"**ordinary course of business**" means the ordinary course of business of the Company and the Subsidiaries, consistent with past practices and with Good Industry Practice.

"**OSFI**" has the meaning set out in Section 3.1(ee)(ii)(A).

"**Outside Date**" means October 31, 2018, or such other date as the Company and the Investor may agree upon in writing.

"**Party**" means any party to this Agreement.

"**Permitted Liens**" means those Liens set out in Schedule "C".

"**Person**" means any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted.

"**Preferred Shares**" has the meaning set out in Section 3.1(e)(i).

"**Private Placement Resolution**" means the resolution of the Shareholders approving the Subscription and the issuance of the Subscription Shares to the Investor contemplated by this Agreement.

"**Public Disclosure Record**" means, collectively, (a) all of the documents which have been filed by or on behalf of the Company since January 1, 2017 with the relevant Securities Regulators pursuant to the requirements of Applicable Securities Laws on the System for Electronic Document Analysis and Retrieval (SEDAR) and (b) the technical report entitled, "NI 43-101 Technical Report on a Feasibility Study of the Wassa Open Pit Mine and Underground Project in Ghana", dated effective as of December 31, 2014 and filed on SEDAR on May 8, 2015.

"**Purchase Price**" has the meaning set out in Section 2.1.

"**Real Properties**" has the meaning set out in Section 3.1(h)(i).

"**Representatives**" means, in reference to a Party, its and its Affiliates' officers, directors, employees, agents, legal counsel, accountants, consultants, advisors and other representatives.

"**Rules and Regulations**" means any applicable rules and regulations of the SEC.

"**Sanctions**" has the meaning set out in Section 3.1(ee)(ii)(A).

"**Sawiris Family**" [redacted]

[redacted] [redacted]

[redacted] [redacted]

[redacted] [redacted]

[redacted] [redacted]

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Regulators**" means, collectively, the securities regulators or other securities regulatory authorities in the Canadian Reporting Jurisdictions and the SEC.

"**Shareholder Approval**" means the approval of the Private Placement Resolution by greater than 50% of the votes cast by Shareholders voting in person or by proxy at the Shareholder

Meeting in respect of the Private Placement Resolution, in accordance with the requirements of the Act and the TSX.

"**Shareholder Meeting**" means the special meeting of Shareholders, including any adjournment or postponement thereof, to be held for purposes of considering the Private Placement Resolution.

"**Shareholders**" means the holders of Common Shares at the relevant time.

"**Share Purchase Price**" has the meaning set out in the recitals hereto.

"**Stock Option Plans**" means the stock option, deferred share unit plan, performance and restricted share unit plan, 2017 performance and restricted share unit plan, share appreciation rights plan, share bonus plan and other similar plans of the Company, as constituted on the date hereof and approved by the Shareholders.

"**Stream Transaction**" means the streaming transaction pursuant to the gold purchase and sale agreement by and between Caystar Finance Co. and RGLD Gold AG dated May 6, 2015, as amended and restated on June 29, 2018.

"**Subscription**" has the meaning set out in the recitals hereto.

"**Subscription Proceeds**" means the net proceeds from the Purchase Price.

"**Subscription Shares**" has the meaning set out in the recitals hereto.

"**Subsidiaries**" means the material subsidiaries of the Company set out in Schedule "A".

"**Superior Proposal**" means any *bona fide* Acquisition Proposal that is made by a third party with whom the Company and its Subsidiaries deal at arm's length: (i) that is offered or made in compliance with all applicable Laws and did not result from or involve a breach of this Agreement; (ii) that is not subject to any due diligence condition; (iii) that is not subject to a financing condition; and (iv) that the Board (or any committee thereof), in its good faith judgment, after receipt of advice from its outside financial and legal advisors, has determined (x) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, (y) would, if consummated in accordance with its terms, but, without assuming away the risk of non-completion, be more favourable to the Company or to the Shareholders (after taking into account the Termination Fee payable to the Investor), from a financial point of view, than the terms of the Subscription, and (z) that the failure to accept and recommend such Acquisition Proposal would be inconsistent with the Board's fiduciary duty to the Company and its Shareholders.

"**Superior Proposal Notice**" has the meaning set out in Section 4.2(a)(iv).

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Taxes**" means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to,

income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

"**Tax Returns**" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

"**Termination Fee**" means $1,885,000.00.

"**Termination Fee Event**" has the meaning set out in Section 8.3(b);

"**TSX**" means the Toronto Stock Exchange or any successor thereto.

"**United States**" means the "United States" as defined in Rule 902(l) of Regulation S under the U.S. Securities Act.

"**U.S. Person**" means a "U.S. person" as defined in Rule 902(k) of the U.S. Securities Act.

"**U.S. Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended.

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

"**U.S. Securities Laws**" means collectively, the Applicable Securities Laws in the United States.

"**Voting Support Agreements**" means the voting support agreements (including all amendments thereto between the Investor, the Company and the Locked-Up Shareholders) setting forth the terms and conditions upon which the Locked-Up Shareholders have agreed, among other things, to vote their Common Shares in favour of the Private Placement Resolution.

1.2 Rules of Construction

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in

its entirety, including its recitals and schedules, and not to any particular provision hereof;

(b) references to a "paragraph", "Section" or "Article" followed by a number or letter refer to the specified paragraph, Section or Article of this Agreement;

(c) the division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(e) the words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation";

(f) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;

(g) references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and

(h) whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, the date on which such payment shall be made, action shall be taken or period shall expire shall be the next following Business Day.

1.3 Currency

All references in this Agreement to currency or to "$", unless otherwise expressly indicated, shall be to United States dollars.

1.4 Time of Essence

Time shall be of the essence of this Agreement.

1.5 Knowledge

For the purposes of this Agreement, with respect to any matter, the phrase "knowledge" shall mean: (a) with respect to the Company, the actual knowledge of [redacted], and all information which ought to have been known by any of them after making reasonable inquiry of internal persons of the Company and its Subsidiaries concerning the matters in question, whether or not any such inquiry was actually made; and (b) with respect to the Investor, the actual knowledge of [redacted], and all information which ought to have been known by any of them after making reasonable inquiry of internal persons of the Investor and its Affiliates concerning the matters in question, whether or not any such inquiry was actually made.

1.6 Schedules

Attached to and forming part of this Agreement are the following Schedules:

Schedule A – Subsidiaries

Schedule B – Locked-up Shareholders

Schedule C – Permitted Liens

Schedule D – Additional Ghanaian Law Opinions

ARTICLE 2
SUBSCRIPTION FOR COMMON SHARES

2.1 Subscription for Common Shares

On the terms and subject to the conditions of this Agreement, the Investor hereby subscribes for and agrees to purchase from the Company at the Closing Time, and the Company hereby accepts such subscription and agrees to issue from treasury and sell to the Investor at the Closing Time, the Subscription Shares at the Share Purchase Price for a total purchase price equal to $125,672,085.00 (the "**Purchase Price**").

2.2 Satisfaction of the Purchase Price

Subject to the satisfaction of the terms and conditions of this Agreement, at the Closing Time, the Investor shall pay, or cause to be paid to the Company, an amount equal to the Purchase Price by wire transfer in immediately available funds to the account specified by the Company in writing to the Investor, or in any other manner agreed upon by the Parties.

2.3 Issue and Delivery of Subscription Shares

Subject to the satisfaction of the terms and conditions of this Agreement, at the Closing Time the Company shall have caused AST Trust Company, as registrar and transfer agent of the Common Shares, to electronically deliver the Subscription Shares, against payment to the Company in immediately available funds of the Purchase Price, to CDS Clearing and Depository Services Inc. ("**CDS**") as a non-certificated book entry only position credited to CDS & Co. as shall be directed by the Investor in writing not less than three Business Days prior to the Closing Date.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

The Company hereby represents, warrants and covenants to the Investor as follows and acknowledges that the Investor is relying on such representations, warranties and covenants in completing its subscription for the Subscription Shares:

(a) Organization and Powers. Each of the Company and the Subsidiaries (i) has been duly incorporated, continued or amalgamated and organized and is validly existing under the laws of its jurisdiction of incorporation, continuance or

amalgamation and (ii) has all requisite corporate power and capacity to carry on its business as now conducted, and to own, lease and operate its properties and assets.The Company has all requisite power and authority to enter into this Agreement and the Investor Rights Agreement and to perform its obligations hereunder and thereunder;

(b) Ownership of Subsidiaries. Schedule "A" contains a complete list of all material subsidiaries of the Company, including the type and number of issued and outstanding shares or other equity interests of each such Subsidiary and the Person in whose name such shares or equity interests are registered. The Company beneficially owns, directly or indirectly, the issued and outstanding shares or other equity interests of the Subsidiaries as set out on Schedule "A" free and clear of all Liens other than Permitted Liens, and the Company is entitled to the full beneficial ownership of all such shares or other equity interests in the Subsidiaries. All of such shares or other equity interests in the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares. None of the outstanding securities of any Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. All of the issued and outstanding shares or other equity interests in the Subsidiaries have been issued, acquired and transferred (as applicable) in compliance with all applicable Laws;

(c) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending for the dissolution or liquidation of the Company or any Subsidiary;

(d) Compliance with Securities Laws.

(i) The Company is a reporting issuer or the equivalent in each of the Canadian Reporting Jurisdictions and pursuant to the U.S. Exchange Act, and the Company is not in default in any material respect of any of the requirements of Applicable Securities Laws;

(ii) The Company has filed with all applicable Governmental Authorities true and complete copies of all documents that the Company is required to file therewith. The documents in the Public Disclosure Record and the SEC EDGAR filing system at the time filed: (A) did not contain any material misrepresentation; and (B) complied in all material respects with the requirements of Applicable Securities Laws. The Company has not filed any confidential material change report with any Governmental Authority which at the date hereof remains confidential;

(iii) The proven and probable mineral reserves and measured, indicated and inferred mineral resources for the Material Resource Properties were, to the extent prepared by or on behalf of the Company, prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all Applicable Securities Laws, including the requirements of NI 43-101. Since January 1, 2018, there has been no material reduction (other than in respect of normal depletion due to mining activities) in the aggregate amount of estimated mineral

reserves, estimated mineral resources or mineralized material of the Company and its Subsidiaries, taken as a whole, from the amounts set forth in the Public Disclosure Record;

(iv) The Company has filed all technical reports required by NI 43-101 and, at the time of filing, the reports complied, in all material respects, with the requirements of NI 43-101; all scientific and technical information disclosed in the Public Disclosure Record: (A) is based upon information prepared, reviewed and/or verified by or under the supervision of a "qualified person" (as such term is defined in NI 43-101); (B) has been prepared and disclosed in accordance, in all material respects, with NI 43-101; and (C) was true, complete and accurate in all material respects at the time of filing;

(v) The Company is a "foreign private issuer" (as defined in Rule 405 under the U.S. Securities Act);

(vi) No forward-looking statement (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act) included in the Public Disclosure Record has been made or reaffirmed by the Company without a reasonable basis or has been disclosed other than in good faith;

(vii) Neither the Company, nor any of its affiliates (as defined in Rule 405 under the U.S. Securities Act), nor any Person acting on its or their behalf has offered or will offer to sell the Subscription Shares in the United States by means of any "directed selling efforts" (within the meaning of Rule 902(c) of Regulation S under the U.S. Securities Act);

(viii) In connection with the offering of the Subscription Shares, neither the Company nor any of its affiliates (as defined in Rule 405 under the U.S. Securities Act) has taken any action which is designed to or which has constituted or which might have reasonably been expected to cause or result in stabilization or manipulation of the price of any security of the Company;

(ix) Neither the Company, nor any of its affiliates (as defined in Rule 405 under the U.S. Securities Act), nor any Person acting on its or their behalf, directly or indirectly, (i) has made or will make offers or sales of any security, (ii) has solicited or will solicit offers to buy any security, or (iii) otherwise has negotiated or will negotiate in respect of any security, which is or would be integrated with the issue and sale of the Subscription Shares or otherwise in a manner that would require the registration of the Subscription Shares under the Securities Act; and

(x) Neither the Company nor any Person acting on behalf of the Company or any of its affiliates (as defined in Rule 405 under the U.S. Securities Act), is subject to a disqualification described in Rule 506(d) as promulgated under the U.S. Securities Act.

(e) Capitalization.

(i) The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of first preferred shares (the "**Preferred Shares**"). As of the date hereof there are: (A) 380,824,555 Common Shares and no Preferred Shares issued and outstanding; (B) 17,550,783 outstanding stock options, 5,234,742 outstanding deferred share units, 4,093,911 outstanding performance share units and nil outstanding restricted share units under the Stock Option Plans providing for the issuance of an aggregate of 26,879,435 Common Shares upon the exercise thereof; and (C) Convertible Securities providing for the issuance of up to 57,220,000 Common Shares upon the exercise thereof. Except for the securities referred to in this subsection or in the Public Disclosure Record, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, stock appreciation rights, phantom equity or similar rights, agreements, arrangements, commitments, or obligations of the Company or any Subsidiaries to issue or sell any shares of the Company or any Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of the Company or any Subsidiaries, and no Person is entitled to any pre-emptive or other similar right to purchase securities granted by the Company or any Subsidiaries;

(ii) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Company or the offer, sale or distribution of the Subscription Shares has been issued and no proceedings, investigations or inquiries for such purpose are pending or, to the Company's knowledge, threatened;

(iii) there are no outstanding contractual obligations of the Company or any of the Subsidiaries to repurchase, redeem or otherwise acquire any Common Shares or any shares of any of the Subsidiaries; and

(iv) the Common Shares are posted and listed for trading on the Exchanges;

(f) Compliance with Laws. The Company and each of the Subsidiaries have conducted and are conducting their respective businesses in material compliance with all applicable Laws in each jurisdiction in which the Company or a Subsidiary carries on its respective business. None of the Company or its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its constating documents; or (b) any material Contract to which it or by which any of its properties or assets is bound or affected;

(g) Authorizations. Each of the Company and each Subsidiary holds all material certificates, authorities, permits, licenses, registrations and qualifications (collectively, the "**Authorizations**") in all jurisdictions in which each carries on its business and which are necessary or desirable to carry on their respective businesses as now conducted. All such Authorizations are valid and existing and in good standing or if expired are to the knowledge of the Company expected to be renewed and none of the Authorizations contain any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Company and the Subsidiaries (taken as a

whole) as now conducted or as currently contemplated to be conducted during the next twelve months. The Company and its Subsidiaries have complied, and are in compliance, in all material respects with all Authorizations. There is no action, investigation or proceeding pending or, to the knowledge of the Company, threatened regarding any of the Authorizations. None of the Company or the Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations and, to the knowledge of the Company, all such Authorizations continue to be effective in order for the Company and the Subsidiaries to continue to conduct their respective businesses as they are currently being conducted;

(h) Material Properties.

(i) All of the Company's and its Subsidiaries' real properties ("**Real Properties**") and mineral interests and rights (including any mining claims, concessions, exploration licenses, exploitation licenses, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of applicable Laws or otherwise) in respect of the Material Resource Properties (collectively, the "**Mineral Rights**") are accurately set forth in Public Disclosure Record. Other than the Real Properties and Mineral Rights set out in the Public Disclosure Record, neither the Company nor the Subsidiaries owns or have any interest in any material real property or any material mineral interests and rights. The Mineral Rights are in good standing, and all work required under applicable Laws to be performed with respect thereto has been performed in all material respects, all filings required to maintain the Mineral Rights in good standing have been properly and timely recorded or filed with, appropriate Governmental Authorities, all terms and conditions of the Mineral Rights have been complied with in all material respects;

(ii) Except as set forth in the Public Disclosure Record, all interests in the Real Properties and Mineral Rights are owned, leased or held by the Company or its Subsidiaries as owner or lessee thereof, are so owned with good and marketable title or are so leased with good and valid title, are in good standing, are valid and enforceable, and are free and clear of any Liens other than Permitted Liens;

(iii) Except as set forth in the Public Disclosure Record and other than pursuant to the Stream Transaction, no Person other than the Company and the Subsidiaries has any interest in any of the Real Properties or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest; there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Company's or a Subsidiary's interest in any of the Real Properties or any of the Mineral Rights; and there are no material restrictions on the ability of the Company and the Subsidiaries to use, transfer or exploit any of the Real Properties or any of the Mineral Rights, except pursuant to the applicable Laws;

(iv) Neither the Company nor any Subsidiary has received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to (i) revoke any interest of the Company or a Subsidiary in any of the Real Properties or any of the Mineral Rights; (ii) require modifications to the terms of existing contractual arrangements with such Governmental Authorities in relation to the Mineral Rights, or (iii) not to renew any such interest in accordance with applicable Laws;

(v) There is no material adverse claim against or challenge to the title to or ownership of any Real Properties or any of the Mineral Rights; and

(vi) Other than the Real Properties and the Mineral Rights, no other property or mineral rights are necessary for the conduct or currently intended conduct of the Company's or the Subsidiaries' business and there are no restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit or explore (as the case may be) the Real Properties and the Mineral Rights, except as set forth in the Public Disclosure Record or in Schedule 3.1(h) of the Disclosure Letter;

(i) Operational Matters. Except as disclosed in the Public Disclosure Record or as would not have a Material Adverse Effect on the financial position of the Company and its Subsidiaries, as a whole, collectively:

(i) all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and the Subsidiaries have been: (A) duly paid or accrued; and (B) duly performed or accrued; and

(ii) all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts to which the Company or any Subsidiary is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(j) Material Contracts. Except as disclosed in the Public Disclosure Record: (i) the Company and its Subsidiaries are in material compliance with all material terms and provisions of all Contracts material to the conduct of their businesses taken as a whole; (ii) all such Contracts are valid and binding in accordance with their terms and are in full force and effect; and (iii) neither the Company nor any Subsidiary has knowledge of, or has received written notice of, any material breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any material Contract by any other party. Prior to the date hereof, the Company has made available to the Investor true and complete copies of all of the material Contracts of the Company;

(k) Non-Arms' Length Transactions. Except as disclosed in the Public Disclosure Record and except for employment or consulting or employment or consulting

compensation agreements entered into in the ordinary course of business, there are no current Contracts or other transactions (including relating to indebtedness by the Company or any of its Subsidiaries) between the Company or any of the Subsidiaries on the one hand, and any: (i) officer or director of the Company or any of the Subsidiaries; (ii) any holder of record or, to the knowledge of the Company, beneficial owner of five percent or more of the voting securities of the Company; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand;

(l) Environmental Matters. Except, in each case, as disclosed in the Public Disclosure Record:

(i) there has not been a material breach by the Company or any of its Subsidiaries of any applicable Laws relating to the protection of the environment, occupational health and safety, reclamation and rehabilitation of property, or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the "**Environmental Laws**");

(ii) all material Authorizations under all applicable Environmental Laws (the "**Environmental Permits**") necessary as at the date hereof for the operation of the business currently carried on have been obtained or have been applied for and the Company expects any additional Environmental Permits that are required to carry out the planned business activities for the next 12 months on the Real Properties and Mineral Rights to be obtained in the ordinary course, and each Environmental Permit is valid, subsisting and in good standing and there are no material defaults or breaches of any Environmental Permits and no proceeding has been threatened, or to the knowledge of the Company, is pending to revoke or limit any Environmental Permit;

(iii) there has not been any material breach by the Company or any of its Subsidiaries of Environmental Laws and Environmental Permits, on any property or facility owned or leased or previously owned or leased by the Company or any of its Subsidiaries, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Material, and no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or any of its Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to material liability under any Environmental Laws;

(iv) there have been no material claims, complaints, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws by the Company or any of its Subsidiaries, and there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made by the Company or any of its Subsidiaries or any notice of same;

(v) except as ordinarily or customarily required by applicable permit, or except for non-material notices received in the ordinary course, no notice has been received by the Company or its Subsidiaries, and to the knowledge of the Company, no notice has been issued alleging or stating that the Company or any Subsidiary is potentially responsible for a federal, provincial, state, municipal or local clean-up site or material corrective action under any applicable Laws including any Environmental Laws;

(vi) all operations by the Company or any of its Subsidiaries have been conducted by the Company or its Subsidiaries in all material respects in accordance with good exploration, mining and engineering practices and all applicable material workers' compensation and health and safety and workplace laws, regulations and policies; and

(vii) there are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted in respect of any property owned or leased by the Company or its Subsidiaries except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course.

(m) Insurance. Except as disclosed in the Public Disclosure Record, the Company and each of its Subsidiaries maintain commercially appropriate insurance (as determined in relation to the size, nature and stage of development of the Material Resource Properties) against loss of, or damage to, their assets for all insurable risks on a repair, reinstatement or replacement cost basis, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default. No written (or to the knowledge of the Company, other) notice of cancellation or termination has been received by the Company or any Subsidiary with respect to any such policy;

(n) Financial Statements. The audited consolidated financial statements of the Company for its fiscal year ended December 31, 2017 and the unaudited condensed interim consolidated financial statements of the Company for the six months ended June 30, 2018 (collectively, the "**Company's Financial Statements**"), together with management's discussion and analysis of the financial condition and results of operations on such annual financial statements and quarterly financial statements, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Company on a consolidated basis for the periods then ended and the Company's Financial Statements have been prepared in accordance with IFRS, and comply as to form in all material respects with the applicable accounting requirements of the Applicable Securities Laws, as applicable, and the related published rules and regulations thereunder, and do not omit to state any material fact that is required by IFRS or by applicable Laws to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively;

(o) Accounting Controls.

(i) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S.

Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and has been designed by the Company's principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management's general or specific authorizations, (B) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (C) access to assets is permitted only in accordance with management's general or specific authorization, and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Company assessed internal control over financial reporting of the Company as of the date of the Balance Sheet and concluded internal control over financial reporting was effective as of such date. Since the date of the Company's Financial Statements, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company is not aware of any material weaknesses in its internal control over financial reporting;

(ii) Since the date of the Balance Sheet, neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that the Company or any Subsidiary has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board;

(iii) the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; such disclosure controls and procedures were effective as of December 31, 2017 and are effective as of the date hereof;

(iv) to the knowledge of the Company, PricewaterhouseCoopers LLP (the "**Accountant**") are and, during the periods covered by their report on the Company's Financial Statements, were independent public accountants

with respect to the Company within the meaning of Canadian Securities Laws;

(v) the Company is, and at the Closing Time after giving effect to the offering and sale of the Subscription Shares will be, in compliance in all material respects with all applicable effective provisions of the Sarbanes Oxley Act of 2002 and the Rules and Regulations;

(p) Undisclosed Liabilities. Except as disclosed in Public Disclosure Record or Schedule 3.1(p) of the Disclosure Letter, neither the Company nor any Subsidiary has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of June 30, 2018 (the "**Balance Sheet**") or disclosed in the notes to the Company's Financial Statements; or (ii) liabilities and obligations incurred in the ordinary course of business since the date of the Balance Sheet;

(q) Books and Records. The corporate records and minute books of the Company and the Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of the Company and the Subsidiaries as provided to the Investor are complete and accurate in all material respects. The financial books and records and accounts of the Company and the Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices and in accordance with IFRS; (ii) are stated in reasonable detail and, in the case of Subsidiaries, during the period of time when its shares are directly or indirectly owned by the Company, accurately and fairly reflect the transactions and dispositions of assets of the Company and the Subsidiaries; and (iii) in the case of Subsidiaries, during the period of time when owned by the Company, accurately and fairly reflect the basis for the Company's Financial Statements;

(r) Due Authorization. The execution and delivery of and the performance by the Company of this Agreement and the Investor Rights Agreement and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Subscription Shares, have been authorized by the Board, and no other corporate action, other than the Shareholder Approval, is necessary to authorize this Agreement and the Investor Rights Agreement;

(s) Execution and Delivery. This Agreement and the Investor Rights Agreement have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company, enforceable against it in accordance with their terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar applicable Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction;

(t) Board and Executive Officer Support. Each member of the Board and each executive officer of the Company has indicated his or her intention to vote all of his Common Shares, if applicable, in favour of the Private Placement Resolution.

(u) No Conflict. The execution and delivery by the Company of this Agreement and the Investor Rights Agreement and the performance by it of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby and thereby do not and will not violate or result in a breach of any provision of the constating documents of the Company, and do not and will not: (i) violate or result in a breach of: (A) any material Contract or material Authorization to which the Company is a party or by which it is bound; or (B) any applicable Laws to which the Company is subject or by which it is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such material Contract or material Authorization; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such material Contract or material Authorization, or result in the imposition of any material Lien upon any of the assets of the Company.

(v) Consent. No Authorization, consent or approval of, or filing with, any Governmental Authority or any court or other authority is necessary on the part of the Company and its Subsidiaries for the consummation by the Company of its obligations in connection with the transactions contemplated by this Agreement or the Investor Rights Agreement (including for the creation, issue, sale and delivery of the Subscription Shares) or for the completion of the transactions not to cause or result in any material loss of any rights or assets or any interest therein held by the Company and its Subsidiaries in any material properties, except for:

(i) the TSX's acceptance of the transaction contemplated herein, and the filings required to be made prior to or following Closing, under the rules of the TSX;

(ii) the NYSE American's acceptance of the transaction contemplated herein, and the filings required to be made prior to or following Closing, under the rules of the NYSE American;

(iii) the Shareholder Approval; and

(iv) the filing with the GSE no later than 48 hours after the Closing Date, in accordance with the listing rules of the GSE.

(w) Employment Matters.

(i) Except as disclosed in Schedule 3.1(w) of the Disclosure Letter, neither the Company nor any of the Subsidiaries: (A) is a party to any collective bargaining agreement; or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no fact or event exists that is likely to give rise to a change in the representation in this Section 3.1(w) on or before the Closing Date;

(ii) Except as disclosed in Schedule 3.1(w) of the Disclosure Letter, neither the Company nor any of the Subsidiaries is subject to any material Claim

for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors. To the knowledge of the Company, no material labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting the Company or any of the Subsidiaries; and

(iii) The Company and the Subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of the Company, threatened material proceedings before any board or tribunal with respect to any of the areas listed herein;

(x) Restrictions on Activities. None of the Subsidiaries or the Company is currently prohibited or restricted, directly or indirectly, from paying any dividends or making any other distribution on its capital stock, and none of the Subsidiaries is prohibited or restricted, directly or indirectly, from repaying to the Company any loans or advances from the Company or from transferring any of its property or assets to the Company or any other Subsidiary, except as described in the Public Disclosure Record or except as prohibited pursuant to the Stream Transaction or as set forth in Schedule 3.1(x) of the Disclosure Letter. Except as described in the Public Disclosure Record or except as prohibited pursuant to the Stream Transaction or as set forth in Schedule 3.1(x) of the Disclosure Letter, there is no Contract or Order binding upon the Company or any Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct of business by the Company or any Subsidiary as currently conducted (including following the transaction contemplated by this Agreement);

(y) No Material Change. Except as described in the Public Disclosure Record, since the date of the Balance Sheet: (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business; (ii) there has been no material change in the business, affairs, operations, assets, liabilities, or financial condition of the Company and the Subsidiaries on a consolidated basis; (iii) there has been no transaction entered into by the Company and not disclosed in the Public Disclosure Record which is material to the Company; (iv) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or its Subsidiaries, any of its Subsidiaries, on any class of capital stock or repurchase or redemption by the Company or any of its Subsidiaries of any class of capital stock; (v) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect; (vi) there has not been any material change in the accounting practices used by the Company and the Subsidiaries; (vii) there has not been a material change in the level of accounts receivable or payable, inventories or

employees, other than those changes in the ordinary course of business; (viii) there has not been any entering into, or an amendment of, any material Contract other than in the ordinary course of business; (ix) there has not been any satisfaction or settlement of any material claims or material liabilities other than the settlement of claims or liabilities incurred in the ordinary course of business; and (x) except for adjustments incurred in the ordinary course of business, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of the Company or the Subsidiaries;

(z) Taxes.

(i) Each of the Company and the Subsidiaries has duly and in a timely manner made or prepared all material Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Authority and such Tax Returns were complete and correct in all material respects; and each of the Company and the Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Authority; and the Company has provided adequate accruals in accordance with IFRS in the Company's Financial Statements for any Taxes of the Company and the Subsidiaries for the period covered thereby that have not been paid whether or not shown as being due on any material Tax Returns. Since the date of the Balance Sheet or except as disclosed Schedule 3.1(z) of the Disclosure Letter, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(ii) Each of the Company and the Subsidiaries has duly and timely withheld all material Taxes and other amounts required by applicable Laws to be withheld by it (including material Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Authority such Taxes or other amounts required by applicable Laws to be remitted by it;

(iii) Each of the Company and the Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority such amounts required by applicable Laws to be remitted by it;

(iv) None of the Company or any Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Closing Date;

(v) None of the Company or any Subsidiaries has acquired property from a non-arm's length Person within the meaning of the Tax Act for consideration the value of which is less than fair market value of the property;

(vi) Except as disclosed in the Public Disclosure Record or Schedule 3.1(z) of the Disclosure Letter, there are no material proceedings, investigations, audits or claims now pending or threatened against the Company or any Subsidiaries in respect of any Taxes and there are no material matters under discussion, audit or appeal with any Governmental Authority relating to Taxes;

(vii) The Company has made available to the Investor copies of all material Tax Returns for the years 2016 and 2017, and all material written communication to or from any Governmental Authority and relating to the Taxes of any of the Company and the Subsidiaries, to the extent relating to periods or events in respect of which any Governmental Authority may by applicable Laws assess or otherwise impose any such Tax on the Company or any of the Subsidiaries;

(viii) The Company is not a "passive foreign investment company", as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for the current taxable year and, based on facts currently in the knowledge of the Company, does not believe it will be a "passive foreign investment company"in the future;

(ix) There are no Liens for Taxes upon any properties or assets of the Company or any of the Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the Balance Sheet);

(x) Each of the Company and the Subsidiaries has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Governmental Authority outside its jurisdiction of incorporation. No Claim has ever been made by a Governmental Authority in a jurisdiction where each of the Company and the Subsidiaries does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction; and

(xi) Each of the Company and each Subsidiary has complied with all transfer pricing rules and requirements, including, where applicable, preparing records or documents that meet transfer pricing, rules and requirements;

(aa) Benefit Plans. Schedule 3.1(aa) of the Disclosure Letter contains a true and complete list of all material non-statutory employee benefit plans for the Company and its Subsidiaries ("**Material Plans**"). Complete copies of all Material Plans including, but not limited to, any material trust instruments, insurance contracts and all amendments thereto have been made available to the Investor; neither the Company nor any of the Subsidiaries have any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to

employees by the Company or any of the Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis; no Material Plan is a "registered pension plan" as such term is defined in the Tax Act; each Material Plan has been operated in accordance with its terms and any contributions required to be made under each Material Plan, as of the date hereof, have been timely made and all obligations in respect of each Material Plan have been properly accrued and reflected in the Company's Financial Statements; and there has been no amendment to, announcement by the Company or any of the Subsidiaries relating to, or change in employee participation or coverage under, any Material Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement will: (A) entitle any employees of the Company or any of the Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of Material Plans; or (C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated by this Agreement, the Company to merge, amend or terminate any of Material Plans;

(bb) Litigation. Except as set out in the Public Disclosure Record or Schedule 3.1(bb) of the Disclosure Letter, there is no material Claim pending, or to the best of the Company's knowledge threatened or outstanding against or affecting the Company or any Subsidiary (or their respective officers and directors in such capacity) at law or in equity or before or by any Governmental Authority, nor to the knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such Claim; provided, however, that the representation in this Section 3.1(bb) shall not apply to Claims which may arise after the date of this Agreement. Neither the Company nor any of the Subsidiaries is subject to any outstanding material Order;

(cc) Competition. The aggregate value of all assets in Canada of the Company and entities controlled by the Company or the annual gross revenues from sales in and from Canada generated from all such assets in Canada do not exceed, in either case, $92 million as determined pursuant to subsection 110 of the Competition Act;

(dd) Subscription Shares. Upon receipt by the Company of the Purchase Price as consideration for the issue thereof, the Subscription Shares will be validly issued and outstanding as fully-paid and non-assessable common shares in the capital of the Company; and the attributes of the Subscription Shares conform in all material respects with the description the Common Shares contained in the Public Disclosure Record;

(ee) AML; Anti-Corruption.

(i) The operations of the Company and its Subsidiaries have been conducted at all times in material compliance with Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(ii) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or representative of the Company or any of its Subsidiaries, is a Person that is, or is owned or Controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. government (including, without limitation, the U.S. Department of Treasury's Office of Foreign Assets Control ("**OFAC**") or the U.S. Department of State and including, without limitation, the designation as a "**specially designated national**" or "**blocked person**"), by the Office of the Superintendent of Financial Institutions ("**OSFI**") in Canada, the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority having jurisdiction over the Company or its Subsidiaries (collectively, "**Sanctions**"), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan, the Crimean region and Syria).

(iii) Neither the Company nor any of its Subsidiaries will, directly or indirectly, knowingly use the Subscription Proceeds, or knowingly lend, contribute or otherwise make available such Subscription Proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B) in any other manner that will result in a violation of Sanctions by any Person;

(iv) For the past five years, the Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any country or territory that, at the time of the dealing or transaction, was the subject of Sanctions;

(v) Neither the Company nor any of its Subsidiaries, nor, to the Company's knowledge, any director, officer, employee, agent or representative of the Company or of any of its Subsidiaries acting on behalf of the Company or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to

political activity; (ii) made or taken or will take any action in furtherance of an unlawful offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any "**foreign public official**" (as defined in the *Corruption of Foreign Public Officials Act* (Canada)) (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; (iii) violated or is in violation of, or has taken any action, directly or indirectly, that would result in a violation by such Persons of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the *Corruption of Foreign Public Officials Act* (Canada), or committed an offense under any other applicable anti-bribery or anti-corruption laws (collectively, the "**Anti-Corruption Laws**"); or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit; and the Company and its Subsidiaries and majority-owned affiliates have instituted and maintain and enforce policies and procedures designed to promote and achieve compliance with such Laws and with the representation and warranty contained herein;

(ff) Transfer Agent. AST Trust Company has been duly appointed as the transfer agent and registrar for the Common Shares;

(gg) Brokers. None of the Company or the Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement;

(hh) No Expropriation. No property or asset of the Company or the Subsidiaries (including any Real Properties or Mineral Rights) has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding;

(ii) NGOs and Community Groups. No material dispute between the Company or any of the Subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company's or any of the Subsidiaries' properties or activities; and

(jj) Investment Company. The Company is not and, after giving effect to the Subscription will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended. (the "**Investment Company Act**").

3.2 Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Company as follows and acknowledges that the Company is relying on such representations and warranties in completing its issuance of the Subscription Shares:

(a) Organization and Powers. The Investor: (i) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation; and (ii) has all requisite corporate power and authority to enter into this Agreement and the Investor Rights Agreement and to perform its obligations hereunder and thereunder;

(b) Authorization. No Conflict. The execution and delivery of and the performance by the Investor of this Agreement and the Investor Rights Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on its part and do not and will not: (i) contravene any provision of its constating documents or any resolution of the Investor or directors of the Investor (or any committee thereof); (ii) violate any applicable Laws to which the Investor is subject or by which it is bound; or (iii) require any further corporate or other action to authorize this Agreement and the Investor Rights Agreement and the consummation of the transactions contemplated hereby and thereby;

(c) Execution; Binding Obligation. This Agreement and the Investor Rights Agreement have been duly executed and delivered by the Investor and constitute legal, valid and binding agreements of the Investor, enforceable against the Investor in accordance with their terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar applicable Laws affecting creditors' rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction;

(d) Consents. The Investor is not required to give any notice to, make any filing with or obtain any Authorization, Order or other approval of any Person in connection with the execution or delivery of or performance of its obligations under this Agreement or the Investor Rights Agreement other than:

(i) the issuance and filing, promptly, and, in any event, no later than the opening of trading on the Business Day following the date of this Agreement, of a news release containing the information required by section 3.1 of NI 62-103;

(ii) the filing, promptly, and, in any event, no later than two Business Days from the date of this Agreement, of a report containing the information required by section 3.1 of NI 62-103;

(iii) the filing of a press release to the market within 48 hours of the Closing, as required by section 55 of the listing rules of the GSE;

(iv) the filing by the Investor of a Schedule 13D with the SEC; and

(v) the filing by the Investor of an insider trade report on SEDI within five days following the Closing Date;

(e) AML. The funds being used to purchase the Subscription Shares, which will be advanced by the Investor to the Company hereunder, will not represent proceeds of crime for the purposes of Anti-Money Laundering Laws and the Investor acknowledges that the Company may in the future be required by law to disclose the Investor's name and other information relating to this Agreement, on a confidential basis, pursuant to the Anti-Money Laundering Laws. None of the funds being used to purchase the Subscription Shares, which will be advanced by the Investor to the Company hereunder: (i) have been or will be obtained or derived directly or indirectly from or related to any activity that is deemed criminal under applicable Laws; or (ii) are being tendered on behalf of a Person or entity who has not been identified to the Investor; and the Investor shall promptly notify the Company if it discovers that any of such representations ceases to be true, and will provide the Company with appropriate information in connection therewith;

(f) Sufficient Funds. The Investor has, and will at the Closing Time have, sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement;

(g) Securities Laws.

(i) The Investor is purchasing the Subscription Shares as principal and is an "accredited investor" within the meaning of National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators. The Investor was not created, and is not being used, solely to purchase and hold securities in reliance on an exemption from prospectus requirements under Applicable Securities Laws. The Investor is purchasing the Subscription Shares for investment purposes only and not with a view to resale or distribution of any of the Subscription Shares, and not in a transaction or series of transactions;

(ii) The Investor is either (i) not a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) and is purchasing the Subscription Shares in an offshore transaction in accordance with Regulation S; or (ii) (x) a "qualified institutional buyer" (within the meaning of Rule 144A under the U.S. Securities Act) or (y) an institution that is an "accredited investor" as the term is defined in Rule 501(a)(1), (2), (3) or (7) promulgated under the U.S. Securities Act and will acquire the Subscription Shares from the Company in transactions designed to be exempt from the registration requirements of the U.S. Securities Act; and

(iii) The Investor is resident in Luxembourg and represents and warrants that the subscription for the Subscription Shares by the Investor does not contravene any of the applicable securities Laws of Luxembourg and does not give rise to any obligation of the Company to prepare and file a prospectus, registration statement or similar document or to register the Subscription Shares or to make any filings or seek any approvals of any

kind whatsoever from any regulatory authority of any kind whatsoever in Luxembourg, and will not cause the Company to become subject to or comply with any disclosure or reporting requirements under any such applicable Laws of Luxembourg.

3.3 Acknowledgments of the Investor

(a) The Investor acknowledges that the Company is relying on an exemption from the requirement to provide the Investor with a prospectus under Applicable Securities Laws and, as a consequence of acquiring the Subscription Shares pursuant to such exemption, certain protections, rights and remedies provided by Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Investor, and the Investor may not receive information that would otherwise be required to be provided to it under Applicable Securities Laws.

(b) The Investor acknowledges that it has not been provided with an offering memorandum or sales literature (as such terms are defined in any Applicable Securities Laws) or any similar document in connection with its subscription for the Subscription Shares, and the decision to execute this Agreement and to purchase the Subscription Shares has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Company, other than such written representations as are expressly contained in this Agreement.

(c) The Investor acknowledges that the Subscription Shares are being offered for sale on a "private placement" basis and the Subscription Shares will be subject to statutory resale restrictions under Canadian Securities Laws and U.S. Securities Laws, and the Investor covenants that it will not resell the Subscription Shares except in compliance with such Canadian Securities Laws and U.S. Securities Laws and the Investor acknowledges that it is solely responsible (and the Company is not in any way responsible) for such compliance. The Investor acknowledges that the resale of the Subscription Shares will be subject to, and any certificates representing the Subscription Shares, will bear the following legends with respect to such resale restrictions:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE WHICH IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE WILL BE INSERTED]."

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX") AND NYSE AMERICAN; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX OR NYSE AMERICAN SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX OR NYSE AMERICAN."

"THE SECURITIES COVERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE U.S. SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT."

(d) The Investor acknowledges that the Company will register and issue a non-certificated book position credited to CDS & Co. representing the Subscription Shares and in such a case:

(i) the Investor acknowledges and agrees that the certificates representing such securities will be registered in the name of CDS & Co. notwithstanding the registration instructions provided by the Investor, if any; and

(ii) registration of interests in and transfers of the Subscription Shares may be made only through non-certificated book positions, and if so made, the ability of the Investor to pledge such securities or otherwise take action with respect to the Investor's interest in such securities may be limited due to the lack of a physical certificate.

(e) The Investor acknowledges and consents to: (i) the fact that the Company is collecting Personal information (as that term is defined under applicable privacy legislation, including, without limitation, the *Personal Information Protection and Electronic Documents Act* (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time); (ii) the Company retaining such Personal information for as long as permitted or required by applicable Laws or business practices; (iii) the fact that the Company may be required by Applicable Securities Laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any Personal information provided by the Investor in or in connection with this Agreement; and (iv) the collection, use and disclosure of the Investor's Personal information by the TSX.

(f) The Investor is aware that the Subscription Shares have not been and will not be registered under the U.S. Securities Act or the securities legislation of any state of the United States and that the Subscription Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except in accordance with Regulation S under the U.S. Securities Act, pursuant to registration under the U.S. Securities Act or pursuant to an exemption from the registration under the U.S. Securities Act. With the exception of the registration rights provided for in the Investor Rights Agreement, the Investor acknowledges that the Company has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Subscription Shares.

3.4 Survival of Representations and Warranties

(a) The representations and warranties contained in this Agreement and the certificates to be delivered pursuant to Section 7.1(b)(i) and Section 7.1(c)(i) will survive the Closing and continue in full force and effect for a period of two years after the Closing Date, except that:

(i) the Fundamental Company Representation will survive and continue in full force and effect for a period of five years after the Closing Date

(ii) the representations and warranties set out in Section 3.1(z) and the corresponding representations and warranties set out in the certificate to be delivered pursuant to Section 7.1(c)(iii), will survive and continue in full force and effect until six (6) months after the expiration of the period (the "**Tax assessment period**") during which any Tax assessment may be issued by a Governmental Authority in respect of any Taxation year to which such representations and warranties extend. The Tax assessment period will be determined having regard to any consent, waiver, agreement or other document that extends the period during which a Governmental Authority may issue a Tax assessment. A Tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Laws; and

(iii) there is no limitation as to time for claims involving fraud or fraudulent misrepresentation.

(b) No Party has any obligation or liability with respect to any representation or warranty made by such Party in this Agreement or the certificates to be delivered pursuant to 7.1(b)(i) and Section 7.1(c)(iii) after the end of the applicable time period specified in Section 3.4(a) except for Claims relating to the representations and warranties that the Party has been notified of prior to the end of the applicable time period.

ARTICLE 4
NON-SOLICITATION

4.1 Non-Solicitation

(a) For the period from and including the date of this Agreement through, to and including the earlier of the Closing Time and the termination of this Agreement (the "**Non-Solicitation Period**"), the Company shall, and shall cause its Representatives to:

(i) immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any party that may be ongoing with respect to an Acquisition Proposal, whether or not initiated by the Company or any of its Representatives;

(ii) to the fullest extent permitted under any agreement with any third party that, to the knowledge of the Company, is considering or evaluating an Acquisition Proposal, forthwith request the return or destruction of any

non-public information concerning the Company, its Subsidiaries or the Material Resource Properties provided to such party or any summary, extract or derivation thereof; and

(iii) terminate or deny access to any third party that, to the knowledge of the Company, is considering or evaluating an Acquisition Proposal, to any data room, database, files, documents or records of any kind containing non-public information concerning the Company, its Subsidiaries and the Material Resource Properties.

(b) During the Non-Solicitation Period, subject to Section 4.2 or unless permitted pursuant to Section 4.1(c), the Company shall not, and shall cause its Representatives not to, directly or indirectly:

(i) invite, make, solicit, assist, initiate, entertain, encourage, promote or facilitate (including by way of furnishing or providing access to non-public information concerning the Company, permitting any visit to the Material Resource Properties or any other properties of the Company, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to or provide any Person with access to any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal;

(iii) make a Change in Recommendation;

(iv) endorse, support, agree to, approve or recommend or publicly propose to agree to, approve or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any Acquisition Proposal for a period of more than five Business Days after the announcement of such Acquisition Proposal; or

(v) accept, enter into, or propose to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or contemplating or requiring the Company to abandon, terminate or fail to consummate the Subscription or providing for the payment by the Company of any break, termination or other fees or expenses to any Person in the event that the Subscription is completed or any other transaction agreed to prior to the termination of this Agreement.

(c) Notwithstanding Section 4.1(b), if any Person has delivered a written Acquisition Proposal to the Company or any of its Representatives that was not solicited or encouraged by the Company after the date of this Agreement and did not otherwise result from a breach of Section 4.1(b) by the Company and the Board has determined in good faith that such Acquisition Proposal would, if consummated, constitute a Superior Proposal, then the Board may consider, participate in discussions or negotiations with and provide information to such

Person, provided that: (i) the Company shall have first obtained a written confidentiality agreement from the Person making such Acquisition Proposal; (ii) the Company provides a copy of such confidentiality agreement to the Investor within one Business Day following the execution of such confidentiality agreement; and (iii) the Investor is provided with a list of, and is promptly provided with access to, the same information to which such Person was provided to the extent that access to such information has not previously been made available to the Investor.

(d) During the Non-Solicitation Period, the Company shall promptly (and in any event within one Business Day after it has received any proposal, inquiry, offer or request) notify the Investor, at first orally and then in writing, of (i) any proposals, offers or inquiries relating to or constituting an Acquisition Proposal, (ii) any discussions or negotiations relating to, or which the Company reasonably believes could lead to, an Acquisition Proposal, or (iii) any request for non-public information relating to the Company, any of the Subsidiaries or the Material Resource Properties from any party that has advised the Company that it is considering or evaluating an Acquisition Proposal. Such notice shall include a description of the terms and conditions of any proposal (but only if no proposed agreements, letters of intent, term sheets or summaries thereof are not otherwise provided to the Investor), inquiry or offer, the identity of the Person and any party acting in concert with such Person making such proposal, inquiry or offer, copies of any proposed agreements, letters of intent, term sheets or summaries thereof and to the extent available to the Company, copies of any lock-up, support or similar agreements proposed to be entered into in connection with any such Acquisition Proposal and, to the extent that the Company has knowledge thereof, provide such other details of the proposal, inquiry or offer as the Investor may reasonably request. The Company shall keep the Investor fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer and will respond promptly to all inquiries by the Investor with respect thereto.

(e) The Company shall ensure that its Representatives are aware of the provisions of this Section 4.1, and it shall be responsible for any breach of this Section 4.1 by such Representatives.

4.2 <u>Right to Accept a Superior Proposal and Matching Right</u>

(a) During the Non-Solicitation Period, the Company shall not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless:

(i) the Company has provided the Investor with a copy of any agreement or other documents it proposes to enter into or recommend with respect to the Superior Proposal;

(ii) the Company has provided the Investor with all of the information regarding such Superior Proposal required under Section 4.1(d);

(iii) the Board has determined in good faith, after receipt of advice from its outside financial and legal advisors, that such action is necessary in order

for the Board to satisfy its fiduciary duty to the Company and its Shareholders, to withdraw, modify or change its approval or recommendation of the Subscription and to approve, recommend or enter into any agreement with respect to such Superior Proposal; and

(iv) five Business Days have elapsed from the later of (1) the date the Investor received written notice (a "**Superior Proposal Notice**") advising the Investor that the Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, and (2) the date the Investor received a copy of any agreement, or other documents, with respect to the Superior Proposal as per Section 4.2(a)(i).

(b) In respect of a Superior Proposal that is a Financing Proposal, during the five Business Day period referred to in Section 4.2(a)(iv), the Investor shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement or the Subscription or enter into such other agreement, provided such offer and proposed amended terms or other proposed agreement is received by the Company prior to 5:00 p.m. (Toronto time) on the fifth Business Day of such period. Upon the Investor providing such written offer, the Board shall review such offer and any proposed amendment of the terms of this Agreement or such other proposed agreement to determine, in the exercise of its fiduciary duties, based on the advice of its financial advisors and outside counsel whether the offer and proposed amendment of the terms of this Agreement or other proposed agreement would, upon acceptance by the Company and consummation thereof, be at least equivalent to the Superior Proposal. If the Board so determines, it will enter into an amended agreement or such other agreement with the Investor reflecting the offer. If the Board does not so determine, the Company may accept, approve, or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 8.3.

(c) Each Party acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under Section 4.2(a) and will initiate an additional five Business Day notice period.

(d) In the event that the Company provides the Superior Proposal Notice on a date which is less than five Business Days prior to the Shareholder Meeting, the Company may, notwithstanding any other provision contained herein, or at the Investor's request shall, adjourn or postpone the Shareholder meeting to a date that is not less than five Business Days and not more than 10 Business Days after the scheduled date of the Shareholder Meeting, provided that in no event shall the Shareholder meeting be adjourned or postponed beyond the Outside Date.

4.3 <u>Survival</u>

This Article 4 shall cease to apply and shall be of no further force or effect following the earlier of the Closing Time or the termination of this Agreement pursuant to Article 8.

ARTICLE 5
COVENANTS

5.1 Mutual Covenants Regarding Closing

Each of the Parties shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure the satisfaction of each of the conditions and covenants set forth in Sections 7.2 and 7.3 which are for the benefit of any other Party.

5.2 Shareholder Approval

Subject to the terms of this Agreement, the Company shall convene and conduct the Shareholder Meeting in accordance with applicable Laws and the Company's constating documents as soon as reasonably practicable after the date of this Agreement.

5.3 Shareholder Meeting and Information Circular

(a) The Company shall, as promptly as reasonably practicable following execution of this Agreement and subject to the Investor's obligations in Section 5.3(d), (i) prepare the Information Circular together with any other documents required by applicable Laws, (ii) convene a meeting or circulate a consent resolution to the Board to approve the Information Circular, (iii) file the Information Circular in all jurisdictions where the same is required to be filed, and (iv) mail the Information Circular as required in accordance with all applicable Laws.

(b) The Company shall give the Investor a reasonable opportunity (not to be less than five Business Days) to review and comment on the Information Circular before it is filed or mailed to the Shareholders. Any references to the Investor or its Affiliates in the Information Circular must be approved by the Investor in advance of filing or mailing the Information Circular, such approval not to be unreasonably withheld or delayed. Except as otherwise provided herein or as required by applicable Laws or an adjournment required as a result of a vote of the Shareholders, the Company shall not postpone or cancel, adjourn or otherwise change the date of the Shareholder Meeting without the prior written consent of the Investor, such consent not to be unreasonably withheld or delayed.

(c) The Company shall ensure that the Information Circular:

(i) complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Information Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, except for any misrepresentation, untrue statement or omission relating to the Investor Information;

(ii) includes a unanimous recommendation of the Board recommending the Shareholders vote in favour of the Private Placement Resolution; and

(iii) includes a statement that the Locked-Up Shareholders have entered into the Voting Support Agreements and have agreed to vote all their Common Shares in favour of the Private Placement Resolution.

(d) The Investor shall furnish all such information concerning the Investor and its Affiliates as may be reasonably requested by the Company in connection with the preparation of the Information Circular in accordance with applicable Laws (the "**Investor Information**") and such Investor Information shall not contain any untrue statements of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(e) The Company and Investor shall each promptly notify the other if at any time before the Closing Date, it becomes aware of any material error or material omission in the information included in the Information Circular that requires an amendment or supplement to the Information Circular, and the Company and Investor shall co-operate in the preparation of any amendment or supplement to the Information Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Information Circular to the Shareholders and file the same in all jurisdictions where it is required to be filed.

(f) In connection with the Shareholder Meeting, the Company will:

(i) actively solicit proxies in favour of the Private Placement Resolution (provided, however, that if requested by the Investor the Company, acting reasonably, may retain a proxy solicitation firm) and take all other actions that the Company determines to be reasonably necessary or desirable to obtain the Shareholder Approval in a commercially reasonable manner; and

(ii) keep the Investor reasonably informed with respect to: (i) the deposit of proxies received in favour or against the Private Placement Resolution; (ii) any dissident solicitation or any written threats or communications from any party seeking to solicit proxies against or to amend the Private Placement Resolution; and (iii) any action, suit or proceeding received by the Company seeking to enjoin, adjourn, postpone or alter the conduct of the Shareholder Meeting.

(g) During the period commencing on the date of this Agreement until the date of the Shareholder Meeting, the Company shall not withdraw, modify, qualify or change in a manner adverse to the Investor, or publicly propose to or publicly state that it intends or is considering withdrawing, modifying, qualifying or changing in a manner adverse to the Investor the approval or recommendation of the Board (or any committee thereof) of the Private Placement Resolution (a "**Change in Recommendation**").

(h) Nothing contained in this Section 5.3 or elsewhere in this Agreement, including Section 4.1(b), shall prohibit the Board from making a Change in Recommendation or from making any disclosure to the Shareholders if the Board

accepts, approves, or enters into an agreement, understanding or arrangement in respect of a Superior Proposal in accordance with and subject to Section 4.2.

5.4 Conduct of Business During Interim Period

(a) The Company will from and including the date of this Agreement through, to and including the Closing Time:

(i) without limiting Section 5.1, do all such acts and things necessary to ensure that all of the representations and warranties of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct in all material respects (except those representations and warranties (A) which are qualified by materiality which shall be true and correct in all respects or (B) to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date) and not do any such act or thing that would render any representation or warranty of the Company contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(ii) ensure that the issue and sale of the Subscription Shares will fully comply, in all material respects, with the requirements of Applicable Securities Laws and other applicable Laws;

(iii) immediately send to the Investor and its legal counsel copies of all material correspondence and filings to and material correspondence from the Securities Regulators or the Exchanges relating to the transactions contemplated by this Agreement; and

(iv) conduct its business and affairs and maintain its properties and facilities in, and not take any action except in the ordinary course of business.

(b) The Company will not directly or indirectly, without the prior written consent of the Investor, such consent not to be unreasonably withheld or delayed, from and including the date of this Agreement through, to and including the Closing Time:

(i) issue any Common Shares or Convertible Securities, other than (A) the Subscription Shares, (B) Common Shares issued pursuant to Convertible Securities outstanding at the date hereof and (C) Common Shares issued pursuant to stock options, deferred share units, performance share units or restricted share units or other similar securities granted pursuant to the Stock Option Plans outstanding at the date hereof;

(ii) sell, pledge, lease, dispose of or encumber any rights in the Material Resource Properties, except in the ordinary course of business or as may already be pledged, leased or encumbered as at the date hereof;

(iii) acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to

incorporate or form, any company, partnership or other business organization not in the ordinary course of business or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person;

(iv) make any material change to the Material Resource Properties, or their respective life of mine plans or other plans of operations;

(v) enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(vi) enter into any stream, royalty, off-take or commodity-linked financing or transaction;

(vii) waive, release, grant or transfer any rights of value or modify or change in any material respect any of the Authorizations (including Environmental Permits), or other existing material licence, lease, authorization, material Contract or other material document;

(viii) take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement; or

(ix) consent to the issue, transfer or new encumbrance of the shares of any of its Subsidiaries.

5.5 Other Covenants of the Company

(a) During the period from and including the date of this Agreement through, to and including the Closing Time, the Company shall promptly advise the Investor orally and, if then requested, in writing of any change, event, occurrence, condition, circumstance, effect, fact or development which, individually or in the aggregate, has had, will have or would reasonably be expected to have a Material Adverse Effect, or any material inaccuracy in any representation or warranty or any material breach of covenant of the Company contained in this Agreement.

(b) The Company shall fulfill all necessary requirements and take all necessary action required to be taken by the Company to permit the creation, issuance and delivery by the Company of the Subscription Shares to the Investor pursuant to an exemption from the prospectus requirements of Applicable Securities Laws.

(c) The Company shall promptly apply for, and use its best efforts to expeditiously obtain, approval of the TSX for the issuance and listing of the Subscription Shares, and forthwith after Closing, shall take all required action to satisfy the conditions set out in the conditional acceptance of the TSX for the listing of the Subscription Shares, and in any event within the time period prescribed by the TSX, as applicable, to satisfy such conditions.

(d) The Company shall apply to list the Subscription Shares on the NYSE American.

(e) The Company shall comply with all notification requirements under the GSE's listing rules and applicable Laws in Ghana with respect to the Subscription.

(f) The Company shall use the Subscription Proceeds for (i) the accelerated underground development of and production at the Wassa and Prestea underground mines, including additional equipment, (ii) accelerated exploration and reserve definition drilling at the Material Resource Properties, (iii) fast-tracking studies of and development of the Wassa Deeps ore body, (iv) potential future acquisitions and (v) general corporate purposes.

(g) The Company shall, within 10 days of the Closing, file with the Securities Regulators any reports required to be filed by Applicable Securities Laws, including under National Instrument 45-106 *Prospectus Exemptions*, in connection with this Agreement and the transactions contemplated by this Agreement in the required form, and will provide the Investor's legal counsel with copies of such reports.

(h) The Company shall cause the Ghana Subsidiaries to take all actions required, and shall cause the Ghana Subsidiaries to use commercially reasonable efforts, to complete, as soon as practicable, the process of re-registering their respective businesses with the Company Registry, and file any outstanding statutory filings (including annual returns and financial statements) with the Company Registry and the Ghana Revenue Authority, as required under the Laws of Ghana.

5.6 Regulatory Matters

(a) In the event that either of the Parties, or any of their respective Representatives, receives any request for information, documents or other materials, or a notice, from any Governmental Authority indicating that any investigation, review, inquiry or other formal or informal proceeding, which could lead to an Order temporarily or permanently prohibiting the Closing, is taking place or may take place, such Party shall, to the extent permitted by applicable Laws:

(i) promptly notify the other Party of the applicable notice or request for information, documents or other materials, and cooperate with the other Party in connection with any related investigation or other inquiry;

(ii) in consultation and cooperation with the other Party, respond as promptly as possible to any request for information made by any such Governmental Authority, and thereafter, after providing the other Party with a reasonable opportunity to review and comment on any drafts of any written communications to be submitted by a Party to a Governmental Authority, make any other submissions or filings as may be advisable in order to enable the consummation of the transaction contemplated by this Agreement (promptly notifying the other Party when any such submission or filing is made);

(iii) promptly respond to any request for a meeting by any Governmental Authority, arrange for such meeting to take place as soon as possible, and permit the other Party to attend such meeting, unless prohibited by the Governmental Authority; and

(iv) take or cause to be taken, all commercially reasonable actions and steps, and to do, or to cause to be done all commercially reasonable things necessary on its part under this Agreement, applicable Laws or otherwise, required to consummate and make effective the transaction contemplated by this Agreement.

(b) If required by Applicable Securities Laws, the Investor will execute, deliver and file or assist the Company in filing such reports, reasonable and customary undertakings and other documents with respect to the purchase of the Subscription Shares as may be required by any Securities Regulator or Exchange.

ARTICLE 6
INDEMNIFICATION

6.1 Indemnification by the Company

The Company agrees to defend, indemnify, save, and hold harmless, discharge and release the Investor and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by the Investor arising out of, relating to or in connection with:

(a) any inaccuracy or breach of any representation or warranty made by the Company in this Agreement or in any certificate delivered pursuant to this Agreement; and

(b) any breach of any covenant of the Company in this Agreement;

in each case, excluding any Losses suffered or incurred by the Investor as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, the Investor. The Investor hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and the Company agrees that the Investor may enforce such indemnities in favour and for the benefit of such Persons.

6.2 Indemnification by the Investor

The Investor agrees to defend, indemnify, save and hold harmless, discharge and release the Company and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by the Company arising out of, relating to or in connection with:

(a) any inaccuracy or breach in any representation or warranty made by the Investor in this Agreement or in any certificate delivered pursuant to this Agreement; and

(b) any breach of any covenant of the Investor in this Agreement;

in each case, excluding any Losses suffered or incurred by the Company as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, the Company. The Company hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a

Party, and the Investor agrees that the Company may enforce such indemnities in favour and for the benefit of such Persons.

6.3 Limitations

[redacted] The Company's maximum liability: (a) under Section 6.1(a) for breaches of representations or warranties other than the Fundamental Company Representations shall not in the aggregate exceed an amount equal to [redacted] and (b) under Section 6.1(a) for any breaches of the Fundamental Company Representations shall not in the aggregate exceed [redacted]

ARTICLE 7
CLOSING

7.1 Closing

(a) The Closing of the purchase and sale of the Subscription Shares shall be held at the Closing Time at the offices of legal counsel to the Company, Fasken Martineau DuMoulin LLP, in Toronto, Ontario, or such other location or in such other manner as the Company and the Investor may agree.

(b) At the Closing, the Investor shall deliver, or cause to be delivered to the Company:

(i) a certificate from a duly authorized officer of the Investor certifying that all of the representations and warranties made by the Investor in this Agreement are true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) on the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date);

(ii) payment of the Purchase Price in accordance with Section 2.2;

(iii) if required by the TSX, a completed TSX Form 4 (Personal Information Form) for the Investor and each director, officer and insider of the Investor; and

(iv) such other documentation as the Company may reasonably request in form and substance satisfactory to each of the Company and the Investor, acting reasonably.

(c) At the Closing, the Company shall deliver, or cause to be delivered, to the Investor:

(i) a certificate of compliance with respect to the Company issued as at the day before the Closing Date;

(ii) a certificate from a duly authorized officer of the Company certifying (i) articles of the Company, (ii) the incumbency of signing officers of the Company, and (iii) the corporate resolutions of the Company approving the execution and delivery of, and performance of the Company's obligations under, this Agreement and the Private Placement Resolution;

(iii) a certificate from a duly authorized officer of the Company certifying that:

(A) the Company has complied in all material respects with the covenants and agreements contained in this Agreement to be performed or caused to be performed by it at or prior to Closing;

(B) all of the representations and warranties made by the Company in this Agreement are true and correct in all material respects (except those representations and warranties which are qualified by materiality shall be true and correct in all respects) on the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date); and

(C) no Material Adverse Effect has occurred since the date of this Agreement;

(iv) a legal opinion dated the Closing Date addressed to the Investor, in form and substance satisfactory to the Investor and its counsel, acting reasonably, from Canadian counsel to the Company with respect to corporate, enforceability and securities matters relating to the transactions contemplated by this Agreement;

(v) a legal opinion, in form and substance satisfactory to the Investor and its counsel, acting reasonably, from Ghanaian counsel to the Company and its Subsidiaries, which shall be substantially similar to the opinions of Ghanaian counsel to the Company provided with respect to (1) corporate matters regarding Golden Star (Bogoso/Prestea) Limited and Golden Star (Wassa) Limited (the "**Ghana Subsidiaries**"), and (2) title to the Material Resource Properties, dated as of February 7, 2018, and provided pursuant to an underwriting agreement dated as of January 23, 2017 among the Company, Clarus Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and CIBC World Markets Inc., but which shall also include substantially the matters set forth in Schedule "D" hereof;

(vi) a legal opinion, in form and substance satisfactory to the Investor and its counsel, acting reasonably, from U.S. counsel to the Company and its

Subsidiaries including customary no registration and Investment Company Act opinions;

(vii) evidence satisfactory to the Investor of the (i) conditional acceptance by the TSX for the listing of the Subscription Shares on the TSX and (ii) acceptance by the NYSE American for the listing of the Subscription Shares on the NYSE American;

(viii) a certificate from the transfer agent of the Company certifying (i) its appointment as transfer agent and registrar of the Common Shares and (ii) the issued and outstanding Common Shares of the Company as at the close of business on the day prior to the Closing Date; and

(ix) evidence satisfactory to the Investor that the transfer agent has issued the Subscription Shares to CDS as a non-certificated book position credited to CDS & Co., as directed by the Investor in writing not less than three Business Days prior to the Closing Date.

7.2 Conditions to Closing in Favour of the Investor

The obligations of the Investor to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Investor:

(a) the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to Closing;

(b) all representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and shall be true and correct in all material respects on the Closing Date as if made on and as the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date);

(c) there shall have been no change, event, occurrence, condition, circumstance, effect, fact or development which, individually or in the aggregate, has had, will have or would reasonably be expected to have a Material Adverse Effect on the financial condition or results of operations of the Company;

(d) all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including the conditional acceptance of the TSX (which shall be subject only to customary conditions) and the Shareholder Approval;

(e) the Company shall have made, or caused to be made, all of the deliveries set out in Section 7.1(c);

(f) no preliminary or permanent injunction or other Order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or

enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(g) no action or proceeding, at law or in equity, shall be pending or threatened by any Person (including any Governmental Authority) to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement; and

(h) no Order having the effect of suspending the issuance or ceasing the trading of any of the Subscription Shares issued or made by any Governmental Authority (including any Securities Regulator or Exchange) shall be in effect.

7.3 Conditions of Closing in Favour of the Company

The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Company:

(a) all representations and warranties of the Investor contained in this Agreement shall be true and correct on the date hereof and shall be true and correct in all material respects on the Closing Date as if made on and as the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date);

(b) the Investor shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to Closing;

(c) the Investor shall have made, or caused to be made, all of the deliveries set out in Section 7.1(b);

(d) all approvals, consents and Authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including the conditional acceptance of the TSX (which shall be subject only to customary conditions) and the Shareholder Approval;

(e) no preliminary or permanent injunction or other Order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect;

(f) no action or proceeding, at law or in equity, shall be pending or threatened by any Person (including any Governmental Authority) to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement; and

(g) no Order having the effect of suspending the issuance or ceasing the trading of any of the Subscription Shares issued or made by any Governmental Authority (including any Securities Regulator or Exchange) shall be in effect.

7.4 Waiver of Condition

The Investor, in the case of a condition set out in Section 7.2, and the Company, in the case of a condition set out in Section 7.3, will have the exclusive right to waive before the Closing Time the performance of or compliance with such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part. Any such waiver will not constitute a waiver of any other conditions in favour of the waiving Party. Such waiving Party will retain the right to complete the transactions contemplated hereby and sue the other Party in respect of any breach of the other Party's covenants or obligations or any inaccuracy or misrepresentation in a representation or warranty of the other Party which gave rise to the non-performance of or non-compliance with the condition so waived, provided, however, that no Party shall be liable to the other for any Losses resulting from or relating to any inaccuracy or misrepresentation in any representation or warranty or breach of covenant in this Agreement if the Party seeking to recover such Losses had knowledge of or directly or indirectly caused such breach at the time of execution of this Agreement.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated and the Subscription may be abandoned at any time prior to the Closing Time (notwithstanding any approval of this Agreement):

(a) by mutual written agreement of the Parties;

(b) by either the Investor or the Company if:

(i) the Shareholder Approval is not obtained in accordance with Section 5.2, provided that a Party may not terminate this Agreement pursuant to this Section 8.1(b)(i) if the failure to obtain the Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii) the Shareholder Meeting has not occurred within three Business Days prior to the Outside Date, provided that a Party may not terminate this Agreement under this Section 8.1(b)(ii) if its failure to perform any of its covenants or agreements or its breach any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Shareholder Meeting to occur by three Business Days prior to the Outside Date; or

(iii) after the date of this Agreement and prior to the Closing Time, any applicable Laws is enacted, made, enforced or amended, as applicable, that makes the consummation of the Subscription illegal or otherwise prohibits or enjoins the Company or the Investor from consummating the Subscription, and such applicable Laws has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) has used its good faith efforts

to, as applicable, appeal or overturn such applicable Laws or otherwise have it lifted or rendered non-applicable in respect of the Subscription;

(c) by the Investor if:

(i) there has been a breach of any representation, warranty or covenant on the part of the Company contained in this Agreement such that any condition specified in Section 7.2 would be incapable of being satisfied at the Closing and such breach is not waived by the Investor or cured by the Company by the earlier of 10 Business Days after notice thereof from the Investor and the Closing Date;

(ii) the Board makes a Change in Recommendation or the Company breaches Section 4.1(b) in any respect; or

(iii) there has been any change, event, occurrence, condition, circumstance, fact or effect which, individually or in the aggregate, has had, will have or would reasonably be expected to have a Material Adverse Effect.

(d) by the Company if:

(i) there has been a breach of any representation, warranty or covenant on the part of the Investor contained in this Agreement such that any condition specified in Section 7.3 would be incapable of being satisfied at the Closing and such breach is not waived by the Company or cured by the Investor by the earlier of 10 Business Days after notice thereof from the Company and the Closing Date; or

(ii) the Company, in accordance with Section 4.2(b), enters into a written agreement, arrangement or understanding (other than a confidentiality agreement permitted by Section 4.1(c)) constituting a Superior Proposal, provided that no termination by the Company under this Section 8.1(d)(ii) shall be effective unless and until the Company has paid the Termination Fee in accordance with Section 8.3; and provided further that the Company shall not have breached any of its covenants or obligations in Article 4.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination rights.

8.2 <u>Expense Reimbursement Fee</u>

The Company hereby acknowledges and agrees that if the Shareholder Approval is not obtained at the Shareholder Meeting and the Investor or Company terminates this Agreement pursuant to Section 8.1(b)(i) or 8.1(b)(ii), the Company shall reimburse the Investor for its reasonable and documented expenses incurred in connection with the Subscription, up to an amount of $500,000 (the "**Expense Reimbursement Fee**"). The Company shall pay to, or to the order of, the Investor the Expense Reimbursement Fee by wire transfer of immediately available funds within 10 Business Days after delivery by the Investor of a statement of expenditures accompanied by supporting invoices or other documentation that supports the

amounts set forth in such statement. For greater certainty, if the Company pays an Expense Reimbursement Fee to the Investor, the Company shall not in any circumstance be required to also pay a Termination Fee to the Investor. If: (a) the Expense Reimbursement Fee is paid to Investor; (b) the Company is not in breach of this Agreement; and (c) this Agreement has been terminated pursuant to Section 8.1(b)(i) or 8.1(b)(ii); no other amounts will be due and payable as damages or otherwise by the Company to the Investor.

8.3 <u>Termination Fee</u>

(a) Notwithstanding any other provision in this Agreement relating to the payment of fees and expenses, if a Termination Fee Event occurs, the Company shall pay the Investor the Termination Fee in accordance with Section 8.3(c).

(b) For the purposes of this Agreement, "**Termination Fee Event**" means the termination of this Agreement:

(i) by the Investor pursuant to Section 8.1(c)(ii); or

(ii) by the Company pursuant to Section 8.1(d)(ii).

(c) The Termination Fee shall be paid by the Company to the Investor (or as the Investor may otherwise direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Investor, if a Termination Fee Event occurs due to:

(i) a termination of this Agreement pursuant to Section 8.3(b)(i), within two Business Days following such Termination Fee Event; and

(ii) a termination of this Agreement pursuant to Section 8.3(b)(ii), prior to or concurrently with the occurrence of such Termination Fee Event.

(d) The Company shall not be required to make more than one payment pursuant to this Section 8.3. For greater certainty, if the Company pays a Termination Fee to the Investor, the Company shall not in any circumstance be required to also pay an Expense Reimbursement Fee to the Investor.

(e) The Company acknowledges and agrees that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Investor would not enter into this Agreement, and that the amounts set out in this Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Investor will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. If the Termination Fee is paid to Investor, no other amounts will be due and payable as damages or otherwise by the Company to the Investor. The Investor hereby accepts that the Termination Fee is in lieu of any damages or any other payment or remedy to which the Investor could otherwise be entitled. The Investor agrees that the Termination Fee constitutes payment of liquidated damages which are a genuine anticipated assessment or estimate of the damages which it and its

Affiliates will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty. This Section shall survive the termination of this Agreement.

8.4 Effect of Termination; Survival

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party under this Agreement, except that in the event of termination under Section 8.1, this Article 8 and Article 9 shall survive any such termination of this Agreement, and provided further that no Party shall, except as otherwise provided in this Article 8, be relieved of any liability for any inaccuracy in any representation or warranty made by it under this Agreement or any breach by it of this Agreement.

ARTICLE 9
GENERAL PROVISIONS

9.1 Confidentiality

(a) Each Party agrees that all information, data and technology disclosed to it by or on behalf of the other Party and any other information that such Party receives or acquires from the other Party in connection with this Agreement or the subject matter hereof ("**Confidential Information**") shall be kept confidential and shall not be disclosed to any Person that is not a Party or a Representative. In complying with the foregoing, each Party shall use the same degree of care as would be used by a normally prudent Person in protecting its own proprietary and confidential information.

(b) Notwithstanding the foregoing:

(i) a Party shall not be required to keep confidential any Confidential Information that is:

(A) at the time of the disclosure, through no wrongful act or omission of such Party, part of the public domain;

(B) at the time of the disclosure known by such Party and such Party is not subject to any other restrictions of confidentiality with respect to such Confidential Information;

(C) independently developed by such Party; or

(D) lawfully obtained by such Party from a third party that to the knowledge of such Party is not subject to restrictions of confidentiality with respect to such Confidential Information; and

(ii) each Party shall have the right to disclose Confidential Information:

(A) to the extent permitted by this Agreement;

(B) to the extent consented to by the other Party;

(C) to its Representatives, auditors, insurers, banks or other financial institutions, provided that such Persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such Persons to perform the services for which they were, or are proposed to be, retained by such Party;

(D) to the extent required by applicable Laws or the requirements of an Governmental Authority; provided that, to the extent permissible by applicable Laws, prompt notice, in writing, of the circumstances of the required disclosure is given to the other Party, and the other Party is given the ability to object to such disclosure and, at its election, to take such steps as it considers necessary to maintain the confidentiality of the Confidential Information by the regulatory or governmental body or court (including, without limitation, steps to obtain a protective order or other assurance that confidential treatment will be accorded to the Confidential Information after the disclosure); and

(E) in legal proceedings involving the rights and obligations of a Party (which proceedings shall be kept confidential to the extent permitted by applicable Law).

9.2 Corporate Actions

The Company may obtain approval from the Company's shareholders to divide, subdivide, consolidate, reduce, combine or otherwise change its Common Shares prior to the Closing Time, provided that the Company covenants not to effect any of the changes contemplated by this Section 9.2 prior to the Closing Time.

9.3 Notices

(a) Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by fax or email as follows:

(i) in the case of the Investor:

1 Boulevard de la Foire, L-1528
Luxembourg
R.C.S. Luxembourg: B 164.842

Attention: [redacted]
Telephone: [redacted]
Facsimile: +352 26481509

Email: [redacted]

with a copy to:

McCarthy Tétrault LLP
Suite 5300, TD Bank Tower
Box 48, 66 Wellington Street West
Toronto, Ontario, Canada M5K 1E6

Attention: Shea Small
Email: [redacted]

(ii) in the case of the Company:

Golden Star Resources Ltd.
150 King Street West, Suite 1200
Toronto, Ontario, Canada M5H 3T9

Attention: Samuel Coetzer, President and Chief Executive Officer
Email: [redacted]
Facsimile: 416-583-3811

with a copy to:

Fasken Martineau Dumoulin LLP
333 Bay Street, Suite 2400, PO Box 20
Toronto, Ontario, Canada M5H 2T6

Attention: John Sabetti
Email: [redacted]

(b) Any such notice or other communication if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 p.m. at the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 p.m. at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the next Business Day following such date of transmission.

(c) Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 9.3.

9.4 <u>Specific Performance and Injunction</u>

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that the Parties shall be entitled to seek equitable

remedies including, but not limited to, specific performance and injunction to prevent breaches or threatened breaches of this Agreement, without being required to show irreparable harm or to provide any security therefor, in addition to any other remedy to which the Party may be entitled at law or in equity.

9.5 Public Releases

Each Party agrees that it shall, as soon as practicable following the execution of this Agreement, file a press release in accordance with this Section 9.5. Each Party hereby agrees to obtain prior approval of the other Party as to the content and form of any press release or other public disclosure (including the filing on SEDAR of any material change report or copy of this Agreement) referring to the other Party or relating to the entering into of this Agreement, such approval not to be unreasonably withheld. Notwithstanding the foregoing, if at any time a Party is required by applicable Laws to make a press release or other public disclosure (including the filing on SEDAR of any material change report or copy of this Agreement), such Party may do so, notwithstanding the failure of the other Party to approve the text of such press release or other public disclosure, provided that such Party has made reasonable efforts in the particular circumstances to allow the other Party a reasonable opportunity to comment on such press release or other public disclosure (including with respect to redactions to be made to this Agreement).

9.6 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to conflicts of law rules, and each Party irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising under this Agreement or the transactions contemplated by this Agreement.

9.7 Further Assurances

Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the transactions contemplated herein, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

9.8 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.9 Entire Agreement

This Agreement, except as otherwise expressly stated herein, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

9.10 Amendments

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party.

9.11 Waivers

The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

9.12 Assignment

(a) This Agreement shall enure to the benefit of and be binding upon the Parties, their respective successors and any permitted assignee of some or all of the respective Parties' rights or obligations under this Agreement as permitted under this Section.

(b) Except as permitted in paragraph (c), neither the Company nor the Investor shall assign all or any part of its rights, benefits or obligations under this Agreement without the prior written consent of the other Party, which may be unreasonably withheld.

(c) The Investor may assign or transfer all or any part of its rights in respect of this Agreement to, and have its corresponding obligations hereunder and thereunder assumed by, an Affiliate of the Investor without the requirement to obtain the prior written consent of the Company so long as the Investor unconditionally and irrevocably guarantees the obligations of its Affiliate under this Agreement.

(d) Any assignment made hereunder shall become effective when the non-assigning Party has been notified thereof by the assigning Party and the non-assigning Party has received a written acknowledgement from the assignee, in form and substance satisfactory to the non-assigning Party, to be bound by this Agreement. Any such assignee shall be treated as a Party to this Agreement for all purposes of this Agreement and shall be entitled to the full benefit hereof and thereof and shall be subject to the obligations of the assigning Party to the same extent as if it were an original Party in respect of the rights assigned to it and obligations assumed by it.

9.13 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors and permitted assigns.

9.14 Third Party Beneficiaries

Except as expressly provided otherwise herein (including, for the avoidance of doubt, with respect to Section 6.1 and Section 6.2 of this Agreement), this Agreement is intended for the benefit of the Parties and their respective successors and permitted assigns and is not for the benefit of, nor may any provision in this Agreement be enforced by, any other Person.

9.15 No Partnership

Nothing in this Agreement or in the relationship of the Parties shall be construed as in any sense creating a partnership between the Parties or as giving to any Party any of the rights or subjecting any Party to any of the creditors of the other Party.

9.16 Costs and Expenses

Except as otherwise set forth in this Agreement, the Parties shall pay for their own respective costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement.

9.17 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (whether by email, or other electronic means), with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first written above.

LA MANCHA HOLDINGS S.A.R.L.

By: *"Andrew Wray"*
Name: Andrew Wray
Title: Chief Executive Officer

GOLDEN STAR RESOURCES LTD.

By: *"Sam Coetzer"*
Name: Sam Coetzer
Title: President and CEO

SCHEDULE "A"
SUBSIDIARIES

Name	Type of Ownership	Percentage
Caystar Holdings (Cayman Islands)	Shares	100%
Bogoso Holdings (Cayman Islands)	Shares	100%
Golden Star (Bogoso/Prestea) Limited (Ghana)	Shares	90%
Wasford Holdings (Cayman Islands)	Shares	100%
Golden Star (Wassa) Limited (Ghana)	Shares	90%
Caystar Finance Co. (Cayman Islands)	Shares	100%

SCHEDULE "B"
LOCKED-UP SHAREHOLDERS

Timothy C. Baker
Gil Clausen
Anu Dhir
Robert E. Doyle
Craig J. Nelsen
Mona Quartey
Samuel T. Coetzer
Daniel Owiredu
Andre van Niekerk
Karen Walsh
Bruce Higson-Smith
Martin Raffield
Katharine Sutton
Mitch Wasel

SCHEDULE "C"
PERMITTED LIENS

(1) Golden Star Resources Ltd. has granted (A) a security interest over all of its present and after-acquired real and personal property, including but not limited to all of its rights in and to, and all future rights in and to the ordinary shares of Caystar Holdings; and (B) a general assignment of all intercompany obligations.

(2) Caystar Holdings has granted (A) a security interest over all of its rights in and to, and all future rights in and to, the shares of (i) Caystar Finance Co., (ii) Bogoso Holdings and (iii) Wasford Holdings; and (B) a general assignment of all intercompany obligations.

(3) Caystar Finance Co. has granted an assignment of all intercompany obligations.

(4) Wasford Holdings has granted (A) a security interest over all of its rights in and to, and all future rights in and to, the shares of Golden Star (Wassa) Limited and (B) a general assignment of all intercompany obligations.

(5) Bogoso Holdings has granted (A) a security interest over all of its rights in and to, and all future rights in and to, the shares of Golden Star (Bogoso/Prestea) Limited and (B) a general assignment of all intercompany obligations.

(6) Golden Star (Bogoso/Prestea) Limited has granted a fixed and floating charge over all of its present and after-acquired real and personal property, including all of its bank accounts and mineral permits and licences.

(7) Golden Star (Wassa) Limited has granted (A) a fixed and floating charge over all of its present and after-acquired real and personal property, including but not limited to all of its bank accounts and mineral permits and licences; (B) an assignment and domiciliation of its bullion sales proceeds; and (C) a charge over debt service account.

(8) Golden Star (Bogoso/Prestea) Limited and Golden Star (Wassa) Limited have equipment lease facilities with Caterpillar Financial Services Corporation, Stanbic and Sandvik AB or their respective subsidiaries or affiliates and have granted encumbrances in favour of such parties in respect of equipment leased pursuant to such facilities.

(9) Golden Star Resources Ltd. and/or certain of its Subsidiaries has certain deposits with Cal Bank Limited securing certain reclamation bonds.

SCHEDULE "D"
ADDITIONAL GHANAIAN LAW OPINIONS

1. An opinion on the presence or absence of registered Liens on the Mineral Rights.

2. An opinion to the effect that the renewal/extension applications of certain Mineral Rights have been submitted in accordance with applicable Laws.

3. An opinion that no Authorization, consent or approval of, or filing with, any Governmental Authority or any court or other authority is necessary on the part of the Company and its Subsidiaries for the consummation by the Company of its obligations in connection with the transactions contemplated by the Agreement (including for the creation, issue, sale and delivery of the Subscription Shares) under the Laws of Ghana, other than notification to the GSE.

4. An opinion that there are no material Claims pending against the Ghana Subsidiaries (other than those disclosed) in Ghana.

5. An opinion on the presence or absence of Liens on the shares of the Ghana Subsidiaries.

6. An opinion that the Ghana Subsidiaries are in good standing under the applicable Laws of Ghana.